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                                                      EXHIBIT 1
                                                   NEWS RELEASE


       AK STEEL REPORTS OPERATING PROFIT OF $22 PER TON
                      FOR THIRD QUARTER OF 1998



MIDDLETOWN, OH, October 8, 1998 -- AK Steel (NYSE: AKS) reported earnings of $9.3 million, or $0.16 per diluted share of common stock, for the third quarter of 1998. Operating profit was $22 per ton for the quarter. Revenues for the 1998 third quarter were $557.0 million on shipments of 1,067,000 tons. AK Steel's shipments of value-added cold-rolled and coated products improved in the quarter to 73% of total shipments, from 67% in the first half of 1998, and from 62% for all of 1997.

   Significant to the increased value-added shipments was the June 16 start-up of the company's new 800,000 tons-per-year hot-dip galvanizing and galvannealing line at its Rockport Works. The company said it expects the Rockport Works coating line to reach its full capacity in the fourth quarter, about three months ahead of schedule.

  "In addition to the early start-up of the Rockport Works coating line, we successfully began cold rolling operations on September 12, more than three months ahead of schedule," said Richard M. Wardrop, Jr., chairman and chief executive officer. "Going forward, we expect the Rockport Works to positively influence AK Steel's fourth quarter and 1999 earnings by accelerating our capabilities to supply exposed hot-dip galvanized and galvannealed products, up to 80 inches wide, to the automotive and appliance markets."

   The company said that third quarter 1998 earnings were impacted by a planned 20-day maintenance outage at its Middletown Works primary operations and costs associated with the accelerated start-up schedule of Rockport Works. In addition, record levels of imported carbon flat-rolled steel severely eroded the market price for non-contract market steel sales. Despite the record levels of imports, the company said the market for its value-added products remains strong.

Common Stock Dividend Declared

   The company also said its board of directors declared a regular quarterly common stock dividend of $0.l25 per share payable
November 16, 1998, to shareholders of record on October 21, 1998.

   AK Steel produces carbon and stainless flat-rolled steel for automotive, appliance, construction and manufacturing markets and employs about 5,800 people. Note to Editors: Previous earnings and other information about AK Steel is available on the company's web site at www.aksteel.com.


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       AK Steel Statement of Income & Earnings Per Share Data
                  ($ Millions except per share data)

                       Three Months Ended  Nine Months Ended
                          September 30,      September 30,
                         1998      1997     1998      1997
                         ----      ----     ----      ----

Shipments (000 tons)     1,067     1,147    3,327     3,467

Net Sales                $557.0    $598.6   $1,757.2  $1,820.0

Cost of Products Sold     476.8     482.3    1,463.4   1,463.9
Selling and Admin.
 Expense                   30.7      28.1       89.4      84.8
Depreciation               26.3      19.8       68.7      59.7
                         ------    ------   --------  --------
Total Operating Costs     533.8     530.2    1,621.5   1,608.4
                         ------    ------   --------  --------

Operating Profit           23.2      68.4      135.7     211.6

Interest Expense           13.2      18.7       40.5      59.8
Other Income                3.7       9.9       16.6      27.2
                         ------    ------   --------  --------

Income Before Income
 Taxes                     13.7      59.6      111.8     179.0
Income Tax Provision        4.4      22.6       40.7      68.5
                         ------    ------   --------  --------

Net Income                  9.3      37.0       71.1     110.5
Less Preferred Dividends
                            ---       2.5        ---       7.7
                         ------    ------   --------  --------
Net Income Applicable
 to Common Stock         $  9.3    $ 34.5   $   71.1  $  102.8
                         ------    ------   --------  --------
                         ------    ------   --------  --------


                           Earnings Per Share Data
                            (Shares in Thousands)


Three Months Ended September 30,       1998         1997
                                       ----         ----
Basic Earnings Per Share               $ 0.16       $ 0.64
Diluted Earnings Per Share             $ 0.16       $ 0.59
Weighted Average Shares Outstanding-
   Basic                               59,086       53,516
Weighted Average Shares Outstanding-
   Diluted                             59,253       62,292


Nine Months Ended September 30,         1998         1997
                                        ----         ----
Basic Earnings Per Share               $ 1.20       $ 1.92
Diluted Earnings Per Share             $ 1.19       $ 1.78
Weighted Average Shares Outstanding-
   Basic                               59,417       53,472
Weighted Average Shares Outstanding-
   Diluted                             59,678       62,144

------------------
Restated giving effect for a two-for-one common stock split effective November 17, 1997

This news release includes "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934. In particular, all statements herein with respect to Rockport Works, including without limitation those with respect to the scheduled start-up of its major components, its production capabilities and targeted performance levels and its anticipated impact on the company's product mix are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, there is no assurance that those expectations will prove to have been correct. Important factors that could cause actual results to differ from management's expectations include unanticipated technical delays in the construction process and in the installation of critical components and unexpected problems in initiating operations, realizing targeted operating speeds and achieving desired product specifications and consistency.



                                5
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